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Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Thousands) (Unaudited)
Actual June 30, 2003
ASSETS

Current Assets
Cash and cash equivalents	496,679
Accounts receivable	2,020
Taxes accrued	16,122
Notes receivable to associated companies	1,111,409
1,626,230

Investments and Other Assets
Investment in consolidated companies	3,648,782
Deferred income taxes	50,106
Other	14,292
3,713,180

Property, Plant and Equipment
Intangible assets	11,411
Less accumulated amortization	5,274
6,137

Total Assets	5,345,547

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	155,425
Accounts payable	6,486
Accounts payable to associated companies	-
Interest	41,793
Other	750
204,454

Long-Term Debt	2,198,789

Capitalization
Common stock	1,707
Additional paid-in capital	2,226,377
Treasury stock	(20)
Other comprehensive loss	(56,918)
Retained earnings	771,158
Total equity	2,942,304

Total capitalization	2,942,304

Total Capitalization and Liabilities	5,345,547